FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: July 8th, 2004

Information furnished on this form:
- Report filed with the Tokyo Stock Exchange concerning the determination of certain undetermined terms of the stock acquisiton rights

(Translation)

Announcement as to the Stock Acquisition Rights

At the meeting of the Board of Directors of NEC Corporation (the "Company") held on June 28, 2004 certain undetermined terms as to "stock acquisition rights" (rights to subscribe for or acquire shares from the company - shinkabu yoyakuken -, the "Stock Acquisition Rights") for its stock option plan, the issue of which was approved at the 166th Annual General Meeting of Shareholders of the Company on June 22, 2004, were decided, and we hereby inform you as follows:

1. Class and total number of shares to be issued or acquired upon exercise of the Stock Acquisition Rights:

293,000 shares of common stock of the Company

2. Total number of the Stock Acquisition Rights to be issued:

293 units

3. Persons to whom the Stock Acquisition Rights will be allocated:

Directors (15 persons), corporate officers (36 persons), employees having important responsibilities equivalent to those of corporate officers (1 person) and Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers (91 persons) of the Company, and full-time presidents of certain significant subsidiaries in Japan which are important from the viewpoint of the business strategy of the Company (excluding subsidiaries whose shares are listed on a stock exchange and its affiliated subsidiaries) (31 persons), who will be in office at the issue date of the Stock Acquisition Rights.

4. Issuance terms of certificate of the Stock Acquisition Rights:

The certificate of the Stock Acquisition Rights will be issued only if so requested by the holder.

5. Amount which will not be accounted for as stated capital out of the issue price of the shares issued upon exercise of the Stock Acquisition Rights:

Amount which will not be accounted for as stated capital out of the issue price of the shares issued upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the exercise price of the Stock Acquisition Rights by 0.5, and any fractions less than one (1) Japanese yen arising therefrom shall be rounded down to the nearest one (1) Japanese yen.

6. Base dividends date for reckoning on the shares to be issued upon exercise of the Stock Acquisition Rights:

The first dividends or interim dividends, pursuant to Article 293-5 of the Commercial Code of Japan, to be paid on the shares of common stock of the Company issued upon exercise of the Stock Acquisition Rights will be paid as if the exercise were made on April 1 where the exercise is made during the period from April 1 to September 30, or on October 1 where the exercise is made during the period from October 1 to March 31 of the ensuing year, as the case may be.

7. Bank to which the exercise price will be paid:

Tokyo Business Department of The Sumitomo Trust and Banking Company, Limited.

* The other terms as to the Stock Acquisition Rights (except the amount to be paid upon exercise of the Stock Acquisition Rights, which is to be determined on July 12, 2004) have been already determined and disclosed on April 28, 2004.